UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

70 anos

Financial Performance 3Q23

FPSO Anita Garibaldi
First oil in august 2023

Image: Modec

Petrobras financial performance in 3Q23

Rio de Janeiro, November 09, 2023

Main achievements:

  Solid recurring EBITDA of US$ 13.7 billion
  Gross debt under control at US$ 61 billion, even after the increase in leases with the start-up of FPSO Anita Garibaldi
  Consistency in cash generation: Operating Cash Flow of US$ 11.6 billion, the fourth highest ever
  Return to society with tax and dividends payments of R$ 65.5 billion
  Production record: 3.98 MMboed of operated production (7.8% up against 2Q23) and 2.25 MMboed of pre-salt production (78% of total)
  Start-up in August 2023 of FPSO Anita Garibaldi, in Marlim. In October, FPSO Almirante Barroso, in Búzios, reached the nominal capacity of 150 Mbpd less than 5 months after start-up
  FPSO Sepetiba, the second system to be installed in Mero field, with mooring activities completed and start-up expected for 4Q23
  Refining Utilization Factor: 96% in 3Q23, the highest quarterly figure in 9 years, with diesel, gasoline and jet fuel production accounting for 69% of the total
  S10 Diesel production and sales records: production of 464 Mbpd and 62% of total diesel sales (496 Mbpd)

Disclaimer

This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q23 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information in accordance with International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) and revised by independent auditors.

 *

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

* *Ratio calculated in USD.

2

Main items

Table 1 - Main items

						Variation (%)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Sales revenues	124,828	113,840	170,076	377,736	482,677	9.7	(26.6)	(21.7)
Gross profit	66,315	57,681	86,836	197,307	257,463	15.0	(23.6)	(23.4)
Operating expenses	(17,557)	(15,604)	(12,395)	(46,456)	(22,952)	12.5	41.6	102.4
Consolidated net income (loss) attributable to the shareholders of Petrobras	26,625	28,782	46,096	93,563	144,987	(7.5)	(42.2)	(35.5)
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	27,226	29,383	46,571	95,028	135,707	(7.3)	(41.5)	(30.0)
Net cash provided by operating activities	56,528	47,751	63,207	158,038	187,835	18.4	(10.6)	(15.9)
Free cash flow	40,966	33,315	52,979	115,407	156,788	23.0	(22.7)	(26.4)
Adjusted EBITDA	66,188	56,690	91,421	195,375	267,391	16.8	(27.6)	(26.9)
Recurring adjusted EBITDA*	66,887	59,071	92,695	201,571	271,615	13.2	(27.8)	(25.8)
Gross debt (US$ million)	60,997	57,971	54,268	60,997	54,268	5.2	12.4	12.4
Net debt (US$ million)	43,725	42,177	47,483	43,725	47,483	3.7	(7.9)	(7.9)
Net debt/LTM Adjusted EBITDA ratio **	0.83	0.74	0.75	0.83	0.75	12.2	10.7	10.7
Average commercial selling rate for U.S. dollar	4.88	4.95	5.25	5.01	5.13	(1.4)	(7.0)	(2.3)
Brent crude (US$/bbl)	86.76	78.39	100.85	82.14	105.35	10.7	(14.0)	(22.0)
Domestic basic oil by-products price (R$/bbl)	464.08	475.28	692.97	501.35	636.06	(2.4)	(33.0)	(21.2)
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.80	0.70	-	-	14.3
ROCE (Return on Capital Employed)	11.5%	12.8%	14.8%	11.5%	14.8%	-1,3 p.p.	-3,3 p.p.	-3,3 p.p.

3

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Diesel	39,988	35,099	61,343	118,237	152,821	13.9	(34.8)	(22.6)
Gasoline	16,660	18,700	21,575	54,549	62,166	(10.9)	(22.8)	(12.3)
Liquefied petroleum gas (LPG)	4,107	4,712	7,108	13,648	20,354	(12.8)	(42.2)	(32.9)
Jet fuel	5,706	5,461	8,058	18,469	20,133	4.5	(29.2)	(8.3)
Naphtha	2,194	2,132	3,305	6,811	10,042	2.9	(33.6)	(32.2)
Fuel oil (including bunker fuel)	1,401	1,294	2,003	4,181	5,648	8.3	(30.1)	(26.0)
Other oil products	5,621	5,584	7,780	16,838	22,379	0.7	(27.8)	(24.8)
Subtotal oil products	75,677	72,982	111,172	232,733	293,543	3.7	(31.9)	(20.7)
Natural gas	6,592	7,083	10,522	21,602	29,199	(6.9)	(37.4)	(26.0)
Crude oil	6,253	6,756	10,379	20,025	32,777	(7.4)	(39.8)	(38.9)
Renewables and nitrogen products	77	122	364	308	1,173	(36.9)	(78.8)	(73.7)
Revenues from non-exercised rights	1,010	1,072	988	3,224	2,361	(5.8)	2.2	36.6
Electricity	782	756	740	2,108	2,827	3.4	5.7	(25.4)
Services, agency and others	1,330	1,394	1,333	3,991	4,080	(4.6)	(0.2)	(2.2)
Total domestic market	91,721	90,165	135,498	283,991	365,960	1.7	(32.3)	(22.4)
Exports	32,222	21,950	29,859	89,186	105,370	46.8	7.9	(15.4)
Crude oil	23,478	14,416	19,031	66,703	71,663	62.9	23.4	(6.9)
Fuel oil (including bunker fuel)	6,687	6,580	9,182	18,639	30,271	1.6	(27.2)	(38.4)
Other oil products and other products	2,057	954	1,646	3,844	3,436	115.6	25.0	11.9
Sales abroad (*)	885	1,725	4,719	4,559	11,347	(48.7)	(81.2)	(59.8)
Total foreign market	33,107	23,675	34,578	93,745	116,717	39.8	(4.3)	(19.7)
Total	124,828	113,840	170,076	377,736	482,677	9.7	(26.6)	(21.7)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports

The increase in revenues in 3Q23 compared to 2Q23 is mainly due to the 11% appreciation of Brent and higher sales volumes of oil products in the domestic market and oil exports.

In 3Q23, revenues from oil products in the domestic market increased mainly as a result of higher sales volumes, especially diesel. This effect was partially offset by lower gasoline sales, which lost market share to hydrous ethanol in the supply of flex-fuel vehicles.

During 3Q23, the principal products traded continued to be diesel and gasoline, equivalent to approximately 75% of oil product sales revenue in the domestic market.

The decrease in natural gas revenues in 3Q23 is mainly explained by the lower average selling price of natural gas, due to the lower benchmark (Brent). The lower oil revenues in the domestic markets were due to lower sales volumes to Acelen, which were partly offset by higher average prices, in line with the rise in international prices.

The increase in export revenues is mainly explained by the growth in revenues from oil exports. This is due to the increase in volumes exported during 3Q23, driven by higher production, coupled with the appreciation in Brent in the period.

Cost of goods sold *

Table 3 – Cost of goods sold

						Variation (%)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Acquisitions	(20,080)	(21,598)	(35,902)	(67,059)	(86,760)	(7.0)	(44.1)	(22.7)
Crude oil imports	(10,893)	(10,335)	(16,724)	(35,088)	(38,463)	5.4	(34.9)	(8.8)
Oil products imports	(7,646)	(7,760)	(14,771)	(24,819)	(30,685)	(1.5)	(48.2)	(19.1)
Natural gas imports	(1,541)	(3,503)	(4,407)	(7,152)	(17,612)	(56.0)	(65.0)	(59.4)
Production	(36,277)	(32,094)	(41,234)	(105,537)	(124,461)	13.0	(12.0)	(15.2)
Crude oil	(29,946)	(26,812)	(34,079)	(89,222)	(103,417)	11.7	(12.1)	(13.7)
Production taxes	(13,365)	(12,280)	(17,773)	(39,723)	(54,662)	8.8	(24.8)	(27.3)
Other costs	(16,581)	(14,532)	(16,306)	(49,499)	(48,755)	14.1	1.7	1.5
Oil products	(3,583)	(2,787)	(3,448)	(8,653)	(9,859)	28.6	3.9	(12.2)
Natural gas	(2,748)	(2,495)	(3,707)	(7,662)	(11,185)	10.1	(25.9)	(31.5)
Production taxes	(542)	(455)	(1,150)	(1,474)	(3,641)	19.1	(52.9)	(59.5)
Other costs	(2,206)	(2,040)	(2,557)	(6,188)	(7,544)	8.1	(13.7)	(18.0)
Services, electricity, operations abroad and others	(2,156)	(2,467)	(6,104)	(7,833)	(13,993)	(12.6)	(64.7)	(44.0)
Total	(58,513)	(56,159)	(83,240)	(180,429)	(225,214)	4.2	(29.7)	(19.9)

* Managerial information (non-revised).

4

In 3Q23, the cost of goods sold was higher than in 2Q23, mainly due to higher volumes of oil exports, higher government take and higher sales of oil products in the domestic market, especially diesel. This effect was partially offset by lower volumes of natural gas imports.

Operating expenses

Table 4 – Operating expenses

						Variation (%)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Selling, General and Administrative Expenses	(8,216)	(7,868)	(8,110)	(24,283)	(23,553)	4.4	1.3	3.1
Selling expenses	(6,289)	(5,947)	(6,358)	(18,580)	(18,653)	5.8	(1.1)	(0.4)
Materials, third-party services, freight, rent and other related costs	(5,382)	(5,070)	(5,102)	(15,781)	(14,991)	6.2	5.5	5.3
Depreciation, depletion and amortization	(788)	(764)	(1,020)	(2,329)	(3,124)	3.1	(22.7)	(25.4)
Allowance for expected credit losses	14	21	(107)	(72)	(177)	(33.3)	−	(59.3)
Employee compensation	(133)	(134)	(129)	(398)	(361)	(0.7)	3.1	10.2
General and administrative expenses	(1,927)	(1,921)	(1,752)	(5,703)	(4,900)	0.3	10.0	16.4
Employee compensation	(1,337)	(1,209)	(1,171)	(3,735)	(3,267)	10.6	14.2	14.3
Materials, third-party services, rent and other related costs	(447)	(555)	(446)	(1,531)	(1,260)	(19.5)	0.2	21.5
Depreciation, depletion and amortization	(143)	(157)	(135)	(437)	(373)	(8.9)	5.9	17.2
Exploration costs	(2,364)	(945)	(565)	(4,126)	(1,169)	150.2	318.4	253.0
Research and Development	(908)	(850)	(984)	(2,558)	(3,145)	6.8	(7.7)	(18.7)
Other taxes	(557)	(1,632)	(489)	(3,228)	(1,255)	(65.9)	13.9	157.2
Impairment of assets	(386)	(1,946)	(1,336)	(2,348)	(2,179)	(80.2)	(71.1)	7.8
Other income and expenses, net	(5,126)	(2,363)	(911)	(9,913)	8,349	116.9	462.7	−
Total	(17,557)	(15,604)	(12,395)	(46,456)	(22,952)	12.5	41.6	102.4

The increase in sales expenses in 3Q23 compared to 2Q23 reflects the higher exports of oil and oil products.

The higher exploration expenses in 3Q23 were due to losses on write-offs related to exploratory blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, located in Campos Basin pre-salt, due to production development projects proving economically unfeasible. This effect was partially offset by lower geology and geophysics expenses, mainly due to lower spending in Equatorial Margin, especially in the Foz do Amazonas Basin.

In other operating net expenses, the increase in 3Q23 is mainly explained by lower capital gains from the sale of assets, due to the closing of the Potiguar and Norte Capixaba Cluster in 2Q23. This effect was partially offset by lower expenses with legal contingencies in the period.

Conversely, there were lower tax expenses, explained by the end of the tax on oil exports, effective from March to June 2023, and lower impairment losses.

Adjusted EBITDA

In 3Q23, Adjusted EBITDA amounted to R$ 66.2 billion, up 17% compared to 2Q23. This result was mainly due to the 11% appreciation of Brent, higher oil exports and sales of oil products in domestic market and lower imports of LNG.

5

Financial results

Table 5 – Financial results

						Variation (%)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Finance income	2,934	2,553	2,713	7,906	7,127	14.9	8.1	10.9
Income from investments and marketable securities (Government Bonds)	2,218	2,101	1,783	6,051	4,448	5.6	24.4	36.0
Other finance income	716	452	930	1,855	2,679	58.4	(23.0)	(30.8)
Finance expenses	(5,680)	(4,295)	(4,157)	(14,362)	(12,817)	32.2	36.6	12.1
Interest on finance debt	(3,236)	(2,537)	(2,963)	(8,585)	(9,143)	27.6	9.2	(6.1)
Unwinding of discount on lease liabilities	(2,418)	(1,973)	(1,773)	(6,253)	(4,943)	22.6	36.4	26.5
Discount and premium on repurchase of debt securities	(11)	−	(54)	(11)	(592)	−	(79.6)	(98.1)
Capitalized borrowing costs	1,651	1,573	1,364	4,632	4,072	5.0	21.0	13.8
Unwinding of discount on the provision for decommissioning costs	(1,056)	(1,085)	(668)	(3,240)	(2,025)	(2.7)	58.1	60.0
Other finance expenses	(610)	(273)	(63)	(905)	(186)	123.4	868.3	386.6
Foreign exchange gains (losses) and indexation charges	(7,014)	1,473	(6,529)	(6,773)	(15,057)	−	7.4	(55.0)
Foreign exchange gains (losses)	(4,632)	7,402	(4,073)	6,940	278	−	13.7	2396.4
Reclassification of hedge accounting to the Statement of Income	(3,691)	(5,337)	(5,813)	(15,020)	(18,476)	(30.8)	(36.5)	(18.7)
Monetary restatement of anticipated dividends and dividends payable	6	(1,987)	2,085	(2,145)	749	−	(99.7)	−
Recoverable taxes inflation indexation income	84	150	155	569	382	(44.0)	(45.8)	49.0
Other foreign exchange gains (losses) and indexation charges, net	1,219	1,245	1,117	2,883	2,010	(2.1)	9.1	43.4
Total	(9,760)	(269)	(7,973)	(13,229)	(20,747)	3528.3	22.4	(36.2)

In 3Q23, the financial result was mainly impacted by the loss on the exchange rate variation of the BRL against the USD, which depreciated by 3.9% in 3Q23 (from R$4.82/US$ on 06/30/23 to R$5.01/US$ on 09/30/23), as opposed to the appreciation of 5.1% in 2Q23. In addition to this effect, higher interest expenses on financing and leasing contributed to a more negative financial result compared to 2Q23. These effects were partly offset by lower hedge accounting and by the effect of monetary restatement by the Selic rate in 2Q23 on the complementary dividends for 2022.

Net profit (loss) attributable to Petrobras shareholders

In 3Q23, net profit was R$ 26.6 billion, compared to R$ 28.8 billion in 2Q23.

Despite the higher gross profit, mainly influenced by the appreciation of Brent and by higher volumes of oil exports, sales of oil products and lower imports of LNG, the lower net profit observed in 3Q23 compared to 2Q23 is mainly explained by the financial result, which was impacted by the depreciation of the BRL against USD, and higher operating expenses, especially higher exploration costs and lower gains on the sale of assets. These effects were partially offset by lower income tax expenses due to the lower pre-tax result.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

Net income had a negative impact of R$ 0.6 billion, mainly influenced by legal contingencies and asset impairment. Excluding non-recurring items, net income in 3Q23 would have been R$ 27.2 billion.

Adjusted EBITDA had a negative impact of R$ 0.7 billion, mainly influenced by legal contingencies. Excluding this effect, it would have reached R$ 69.9 billion in 3Q23.

6

Special items

Table 6 – Special items

						Variation (%)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Net income	26,760	28,936	46,236	94,003	145,503	(7.5)	(42.1)	(35.4)
Non-recurring items	(930)	(910)	(726)	(2,243)	14,085	2.2	28.1	−
Non-recurring items that do not affect Adjusted EBITDA	(231)	1,471	548	3,953	18,309	−	−	(78.4)
Impairment of assets and investments	(349)	(1,946)	(1,324)	(2,303)	(2,224)	(82.1)	(73.6)	3.6
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(1)	−	(1)	−	−	−
Gains and losses on disposal / write-offs of assets	(182)	3,416	1,550	5,811	5,850	−	−	(0.7)
Results from co-participation agreements in bid areas	93	(1)	(50)	236	14,193	−	−	(98.3)
Discount and premium on repurchase of debt securities	207	2	373	209	491	10250.0	(44.5)	(57.4)
Other non-recurring items	(699)	(2,381)	(1,274)	(6,196)	(4,224)	(70.6)	(45.1)	46.7
Voluntary Separation Plan	4	10	(4)	31	(33)	(60.0)	−	−
Amounts recovered from Lava Jato investigation	29	20	115	512	175	45.0	(74.8)	192.6
Gains / (losses) on decommissioning of returned/abandoned areas	(13)	(58)	(7)	(74)	(147)	(77.6)	85.7	(49.7)
Gains / (losses) related to legal proceedings	(689)	(1,361)	(1,377)	(3,369)	(4,169)	(49.4)	(50.0)	(19.2)
Equalization of expenses - Production Individualization Agreements	(76)	(29)	(1)	(196)	(50)	162.1	7500.0	292.0
Compensation for the termination of a vessel charter agreement	−	−	−	(1,654)	−	−	−	−
Export tax on crude oil	46	(963)	−	(1,446)	−	−	−	−
Net effect of non-recurring items on IR / CSLL	329	309	251	778	(4,805)	6.5	31.1	−
Recurring net income	27,361	29,537	46,711	95,468	136,223	(7.4)	(41.4)	(29.9)
Shareholders of Petrobras	27,226	29,383	46,571	95,028	135,707	(7.3)	(41.5)	(30.0)
Non-controlling interests	135	154	140	440	516	(12.3)	(3.6)	(14.7)
Adjusted EBITDA	66,188	56,690	91,421	195,375	267,391	16.8	(27.6)	(26.9)
Non-recurring items	(699)	(2,381)	(1,274)	(6,196)	(4,224)	(70.6)	(45.1)	46.7
Recurring Adjusted EBITDA	66,887	59,071	92,695	201,571	271,615	13.2	(27.8)	(25.8)

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

7

Capex

Table 7 - Capex

						Variation (%)
US$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Exploration and Production	2,892	2,599	1,685	7,531	4,734	11.3	71.6	59.1
Refining, Transportation and Marketing	322	365	295	1,029	821	(11.7)	9.3	25.4
Gas and Power	67	43	65	143	251	56.7	3.3	(43.0)
Others	111	93	86	271	274	18.9	29.2	(1.1)
Subtotal	3,392	3,100	2,131	8,974	6,080	9.4	59.2	47.6
Signature bonus	−	141	−	141	892	−	−	−
Total	3,392	3,241	2,131	9,115	6,972	4.7	59.2	30.7

In 3Q23, capex totaled US$ 3.4 billion, 4.7% above 2Q23. In the first nine months of the year, capex totaled US$ 9.1 billion, an increase of 31% compared to 9M22. Even with the challenging scenario faced by suppliers in the post-pandemic inflationary context, which has influenced the capacity to supply the growing demand for critical resources for the oil and gas industry, we plan to end the year with a level of US$ 13 billion in capex, without compromising the production target planned for 2023.

In the Exploration and Production segment, capex totaled US$ 2.9 billion, 11% above 2Q23, due to the increase in investments in major pre-salt projects, especially in the new production units in Búzios, progress in well campaigns and subsea activities. Investments in 3Q23 were mainly focused on: (i) the development of pre-salt production in the Santos Basin (US$ 1.5 billion); (ii) the development of post-salt deepwater production (US$ 0.4 billion); (iii) exploratory investments (US$ 0.2 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.3 billion, 12% below 2Q23, mainly due to lower spending on scheduled stoppages in Refining and on maintenance and adaptation of ships abroad (Transpetro).

In the Gas and Energy segment, capex totaled US$ 0.07 billion, 57% above 2Q23, due to higher investments in major corrective maintenance and in the Route 3 Natural Gas processing unit.

Additionally, it is worth highlighting the entry into operation of the chartered FPSO Anita Garibaldi (Marlim 1), whose lease contract amount totaled US$ 2.4 billion. Just like owned units, leased FPSOs are recognized in the Company's assets and constitute an investment effort to expand production capacity with new units, but are not considered under Capex.

8

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 8 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment US$ bn	Petrobras Total Investment US$ bn1	Petrobras Stake	Status
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.42	0.8	38.6%	Project in phase of execution. Production system at Mero field. 13 wells drilled and 13 completed.
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.22	0.8	38.6%	Project in phase of execution with production system under construction. 9 wells drilled and 4 completed.
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2025	100,000	0.47	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 2 completed.[2]
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	0.36	2.0	88.99%	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	1.07	4.2	88.99%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed.
Búzios 8 P-79 (Owned unit)	2025	180,000	0.89	4.3	88.99%	Project in phase of execution with production system under construction. 7 wells drilled and 2 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.05	0.8	38.6%	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed.
Búzios 9 P-80 (Owned unit)	2026	225,000	0.48	4.9	88.99%	Project in phase of execution with production system under construction. 2 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	0.31	5.5	88.99%	Project in phase of execution with production system under construction 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	0.20	4.8	88.99%	Project in phase of execution with production system under construction. 2 wells drilled.
BM-C-33 Non-operated project	2028	126,000	0.22	2,3 [3]	30%	Project in phase of execution.

[1] Total investment with the Strategic Plan 2023-27 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

[2] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

[3] It is included investment in the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

9

Liquidity and capital resources[1]

Table 9 - Liquidity and capital resources

R$ million	3Q23	2Q23	3Q22	9M23	9M22
Adjusted cash and cash equivalents at the beginning of period	76,115	80,068	100,268	64,092	62,040
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period*	(26,233)	(27,791)	(14,957)	(22,369)	(3,630)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	−	−	37	−	72
Cash and cash equivalents at the beginning of period	49,882	52,277	85,348	41,723	58,482
Net cash provided by operating activities	56,528	47,751	63,207	158,038	187,835
Net cash (used in) provided by investing activities	(13,777)	(4,003)	(3,823)	(23,518)	7,921
Acquisition of PP&E and intangible assets	(15,540)	(14,389)	(10,225)	(42,521)	(30,946)
Acquisition of equity interests	(22)	(47)	(3)	(110)	(101)
Proceeds from disposal of assets - Divestment	504	7,875	2,872	18,025	19,927
Financial compensation from co-participation agreements	−	−	650	2,032	25,481
Dividends received	31	289	402	375	1,615
Investment in marketable securities	1,250	2,269	2,481	(1,319)	(8,055)
(=) Net cash provided by operating and investing activities	42,751	43,748	59,384	134,520	195,756
Net cash used in financing activities	(34,742)	(43,504)	(121,013)	(114,507)	(227,173)
Net financings	(1,738)	(5,759)	(3,297)	(14,092)	(33,432)
Proceeds from finance debt	5,942	52	11,677	6,257	13,322
Repayments	(7,680)	(5,811)	(14,974)	(20,349)	(46,754)
Repayment of lease liability	(7,974)	(7,277)	(6,954)	(22,474)	(20,567)
Dividends paid to shareholders of Petrobras	(23,803)	(30,595)	(111,046)	(76,201)	(173,075)
Dividends paid to non-controlling interests	−	(1)	(50)	(249)	(340)
Share repurchase program**	(975)	−	−	(975)	−
Changes in non-controlling interest	(252)	128	334	(516)	241
Effect of exchange rate changes on cash and cash equivalents	2,751	(2,639)	(69)	(1,094)	(3,415)
Cash and cash equivalents at the end of period	60,642	49,882	23,650	60,642	23,650
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period*	25,851	26,233	13,038	25,851	13,038
Cash and cash equivalents in companies classified as held for sale at the end of the period	−	−	−	−	−
Adjusted cash and cash equivalents at the end of period	86,493	76,115	36,688	86,493	36,688
Reconciliation of Free Cash Flow
Net cash provided by operating activities	56,528	47,751	63,207	158,038	187,835
Acquisition of PP&E and intangible assets	(15,540)	(14,389)	(10,225)	(42,521)	(30,946)
Acquisition of equity interests	(22)	(47)	(3)	(110)	(101)
Free cash flow***	40,966	33,315	52,979	115,407	156,788

As of September 30, 2023, cash and cash equivalents totaled R$ 60.6 billion and adjusted cash and cash equivalents totaled R$ 86.5 billion.

In 3Q23, cash generated from operating activities reached R$ 56.5 billion and positive free cash flow totaled R$ 41.0 billion. This level of cash generation was used to: (a) pay remuneration to shareholders (R$ 23.8 billion), (b) make investments (R$ 15.5 billion), (c) amortize lease liabilities (R$ 8.0 billion), and (d) amortize principal and interest due in the period (R$ 7.7 billion).

In 3Q23, the company raised R$ 5.9 billion by offering bonds on the international capital market (Global Notes), maturing in 2033.

* Includes government bonds, bank deposit certificates and time deposits of companies classified as held for sale.

** Includes R$ 292 thousand of transaction costs on the repurchase of shares.

*** Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. For comparative purposes, figures prior to 2Q23 have been adjusted in accordance with the new Policy.

10

Debt indicators

As of 09/30/2023, gross debt reached US$ 61.0 billion, an increase of 5.2% compared to 06/30/2023, mainly due to the increase in leases in the period with the entry into operation of the leased FPSO Anita Garibaldi in 3Q23, which added US$ 2.4 billion to the company's lease liabilities compared to 06/30/2023. On the other hand, financial debt remained stable compared to June 30, 2023, reaching US$ 29.5 billion on September 30, 2023.

Average maturity went from 12.1 to 11.4 years and its average cost varied from 6.6% p.a. to 6.5% p.a. over the same period.

The gross debt/adjusted EBITDA ratio reached 1.15x on 09/30/2023 compared to 1.02x on 06/30/2023.

On 09/30/2023, net debt reached US$43.7 billion, an increase of 3.7% compared to 06/30/2023, mainly due to the increase in leases in the period.

Table 10 – Debt indicators

US$ million	09.30.2023	06.30.2023	Δ %	09.30.2022
Financial Debt	29,462	29,228	0.8	30,855
Capital Markets	17,769	17,363	2.3	16,800
Banking Market	8,863	8,775	1.0	10,713
Development banks	690	735	(6.1)	721
Export Credit Agencies	1,978	2,190	(9.7)	2,452
Others	162	165	(1.8)	169
Finance leases	31,535	28,743	9.7	23,413
Gross debt	60,997	57,971	5.2	54,268
Adjusted cash and cash equivalents	17,272	15,794	9.4	6,785
Net debt	43,725	42,177	3.7	47,483
Net Debt/(Net Debt + Market Cap) - Leverage	32%	33%	(3.0)	38%
Average interest rate (% p.a.)	6.5	6.6	(1.5)	6.4
Weighted average maturity of outstanding debt (years)	11.43	12.12	(5.7)	12.04
Net debt/LTM Adjusted EBITDA ratio	0.83	0.74	12.2	0.75
Gross debt/LTM Adjusted EBITDA ratio	1.15	1.02	12.9	0.85
R$ million
Financial Debt	147,538	140,856	4.7	166,818
Finance Lease	157,913	138,519	14.0	126,585
Adjusted cash and cash equivalents	86,493	76,115	13.6	36,688
Net Debt	218,958	203,260	7.7	256,715

11

Results by segment

Exploration and Production

Table 11 – E&P results

						Variation (%)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Sales revenues	87,530	72,922	101,391	242,174	311,999	20.0	(13.7)	(22.4)
Gross profit	52,619	42,646	62,342	143,844	192,610	23.4	(15.6)	(25.3)
Operating expenses	(5,691)	(2,707)	(2,509)	(9,036)	9,765	110.2	126.8	−
Operating income	46,928	39,939	59,833	134,808	202,375	17.5	(21.6)	(33.4)
Net income (loss) attributable to the shareholders of Petrobras	30,644	26,456	39,732	88,842	134,360	15.8	(22.9)	(33.9)
Adjusted EBITDA of the segment	60,351	48,950	72,959	165,893	224,443	23.3	(17.3)	(26.1)
EBITDA margin of the segment (%)*	69	67	72	69	72	2	(3)	(3)
ROCE (Return on Capital Employed) (%)*	14.5	15.5	19.4	14.5	19.4	(1.0)	(4.9)	(4.9)
Average Brent crude (US$/bbl)	86.76	78.39	100.85	82.14	105.35	10.7	(14.0)	(22.0)
Production taxes Brazil	16,498	13,346	18,925	44,305	59,938	23.6	(12.8)	(26.1)
Royalties	9,675	7,691	10,692	25,728	32,905	25.8	(9.5)	(21.8)
Special participation	6,771	5,597	8,168	18,405	26,846	21.0	(17.1)	(31.4)
Retention of areas	52	58	65	172	187	(10.3)	(20.0)	(8.0)
Lifting cost Brazil (US$/boe)	5.39	5.96	5.85	5.61	5.68	(9.6)	(8.0)	(1.3)
Pre-salt	3.49	3.72	3.44	3.64	3.33	(6.4)	1.5	9.1
Deep and ultra-deep post-salt	12.18	14.56	12.52	12.66	11.68	(16.3)	(2.6)	8.4
Onshore and shallow waters	16.22	15.71	15.44	15.51	16.39	3.2	5.0	(5.4)
Lifting cost + Leases	7.64	7.92	7.53	7.61	7.39	(3.6)	1.5	3.0
Pre-salt	5.61	5.71	5.36	5.64	5.22	(1.7)	4.7	8.0
Deep and ultra-deep post-salt	15.35	16.85	13.66	15.00	13.10	(8.9)	12.3	14.4
Onshore and shallow waters	16.22	15.71	15.44	15.51	16.39	3.2	5.0	(5.4)
Lifting cost + Production taxes	20.40	19.29	23.48	19.65	24.59	5.8	(13.1)	(20.1)
Lifting cost + Production taxes + Leases	22.65	21.25	25.16	21.66	26.30	6.6	(10.0)	(17.7)
(*) EBITDA margin and ROCE variations in percentage points.

In 3Q23, there was an improvement in E&P gross profit compared to 2Q23. This increase was mainly due to higher Brent prices and higher production in the period.

Operating income in 3Q23 was also higher than in 2Q23, reflecting higher gross profit and lower tax expenses related to export tax on oil operations. This increase in operating income was partially offset by the sales of the Potiguar and Norte Capixaba Poles in the previous quarter, as well as higher exploration expenses in 3Q23.

Lifting costs in 3Q23 were US$ 5.39/boe, a 10% reduction compared to 2Q23, mainly due to the ramp-up of new production systems.

Lifting costs in the pre-salt were 6% lower than 2Q23, mainly due to the ramp-up of production at P-71 and FPSO Almirante Barroso, respectively in the Itapu and Búzios fields in the Santos Basin.

In the post-salt, the 16% reduction in lifting costs was due to the ramp-up of FPSO Anna Nery, in the Marlim field, in the Campos Basin.

In onshore and shallow water assets, there was a 3% increase in lifting costs, because the operation resumption of some onshore fields in Bahia, as of May, partially offset by the divestment of fields in Rio Grande do Norte and Ceará.

It should be noted that in 3Q23, there was an increase in government take in dollars, explained by the increase in Brent prices compared to 2Q23, which led to an increase in the lifting cost plus production taxes of around 6% in the period.

As we had a good performance in the quarter, our expectation is to surpass the original guidance for 2023 average production, of 2.6 MMboed for total production, 2.3 MMboed for commercial production and 2.1 MMbpd for oil and NGL production, with a variation of 4%, to the level of 2.8 MMboed for total production, 2.4 MMboed for commercial production and 2.2 MMbpd for oil and NGL production, with a variation of 2%.

12

Refining, Transportation and Marketing

Table 12 - RTM results

						Variation (%) (*)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Sales revenues	115,750	104,328	154,035	349,130	439,940	10.9	(24.9)	(20.6)
Gross profit (loss)	11,235	8,619	14,428	35,303	56,271	30.4	(22.1)	(37.3)
Operating expenses	(3,850)	(5,682)	(3,185)	(15,673)	(11,469)	(32.2)	20.9	36.7
Operating Income	7,385	2,937	11,243	19,630	44,802	151.4	(34.3)	(56.2)
Net income (loss) attributable to the shareholders of Petrobras	4,017	1,599	7,302	11,825	30,392	151.2	(45.0)	(61.1)
Adjusted EBITDA of the segment	10,363	7,940	15,296	30,654	54,486	30.5	(32.3)	(43.7)
EBITDA margin of the segment (%)	9	8	10	9	12	1	(1)	(4)
ROCE (Return on Capital Employed) (%)	6.7	7.6	11.9	6.7	11.9	(0.9)	(5.2)	(5.2)
Refining cost (US$/barrel) - Brazil	2.38	2.24	2.17	2.25	1.93	6.2	9.7	16.6
Refining cost (R$/barrel) - Brazil	11.62	11.04	11.48	11.25	9.95	5.3	1.2	13.1
Domestic basic oil by-products price (R$/bbl)	464.08	475.28	692.97	501.35	636.06	(2.4)	(33.0)	(21.2)
(*) EBITDA margin and ROCE variations in percentage points.

In 3Q23, gross profit increased compared to 2Q23, mainly due to the effect of inventory turnover as Brent prices went higher in this quarter (US$ 87/bbl against US$ 78/bbl in 2Q23), as opposed to the previous quarter. The estimated effect in 3Q23 was + R$ 6.69 billion versus - US$ 2.28 billion in 2Q23. Excluding this effect, gross profit would have been R$ 4.55 billion in 3Q23 versus R$ 10.90 billion in 2Q23.

In addition, there was a higher volume of sales of oil products domestically, mainly diesel due to the seasonality of demand because of the planting of summer grains crop and greater industrial activity, and a higher volume of jet fuel sales due to seasonality. There was also a higher volume of oil exports due to higher production.

In 3Q23, operating income was higher than in 2Q23, reflecting the higher gross profit and lower operating expenses, due to the impairment expenses of the second RNEST train in 2Q23.

In 3Q23, the refining cost per barrel in reais was higher than in 2Q23. In the period, we observed an increase in absolute costs, mainly due to the higher consumption of chemical products and outlay on maintenance. The feedstock was 2.8% higher than in 2Q23, partially offsetting the increase in cost per barrel.

13

Gas and Power

Table 13 – G&P results

						Variation (%) (*)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Sales revenues	12,813	13,701	21,747	41,337	57,792	(6.5)	(41.1)	(28.5)
Gross profit	7,119	5,650	7,898	19,971	16,994	26.0	(9.9)	17.5
Operating expenses	(4,429)	(3,795)	(2,965)	(12,275)	(11,515)	16.7	49.4	6.6
Operating income	2,690	1,855	4,933	7,696	5,479	45.0	(45.5)	40.5
Net income (loss) attributable to the shareholders of Petrobras	1,664	1,212	3,222	4,886	3,606	37.3	(48.4)	35.5
Adjusted EBITDA of the segment	3,591	2,467	4,723	9,891	6,346	45.6	(24.0)	55.9
EBITDA margin of the segment (%)	28	18	22	24	11	10	6	13
ROCE (Return on Capital Employed) (%)	9.5	10.0	(0.5)	9.5	(0.5)	(0.5)	10.0	10.0
Natural gas sales price - Brazil (US$/bbl)	66.20	70.96	75.74	70.16	67.02	(6.7)	(12.6)	4.7
Natural gas sales price - Brazil (US$/MMBtu)	11.16	11.96	12.77	11.83	11.30	(6.7)	(12.6)	4.7
Fixed revenues from power auctions (**)	435	430	533	1,289	1,547	1.2	(18.4)	(16.7)
Average price of electricity (R$/MWh)	92.51	61.52	83.98	71.28	258.55	50.4	10.2	(72.4)
(*) EBITDA margin and ROCE variations in percentage points.
(**) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

In 3Q23, gross profit increased compared to 2Q23, mainly due to natural gas lower cost of acquisition, which resulted from lower LNG prices, the greater supply of domestic gas and the lower regasification of LNG. This effect offset the reduction in revenues in the period, impacted by both the lower average selling price of natural gas, due to the reduction in Brent prices and the appreciation of BRL against USD, and by the lower demand for natural gas.

In 3Q23, operating income was also higher than in 2Q23, mainly due to the higher gross profit, which more than offset the increase in operating expenses, due to non-recurring effects of fines and legal fees.

14

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 14 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
R$ million	3Q23	2Q23	3Q22	9M23	9M22	3Q23 X 2Q23	3Q23 X 3Q22	9M23 X 9M22
Net income	26,760	28,936	46,236	94,003	145,503	(7.5)	(42.1)	(35.4)
Net finance (expense) income	9,760	269	7,973	13,229	20,747	3528.3	22.4	(36.2)
Income taxes	11,026	12,766	20,403	42,482	70,194	(13.6)	(46.0)	(39.5)
Depreciation, depletion and amortization	16,955	16,082	17,143	48,223	50,743	5.4	(1.1)	(5.0)
EBITDA	64,501	58,053	91,755	197,937	287,187	11.1	(29.7)	(31.1)
Results in equity-accounted investments	1,212	106	(171)	1,137	(1,933)	1043.4	−	−
Impairment of assets (reversals)	386	1,946	1,336	2,348	2,179	(80.2)	(71.1)	7.8
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	1	−	1	−	−	−
Results from co-participation agreements in bid areas	(93)	1	50	(236)	(14,193)	−	−	(98.3)
Results on disposal/write-offs of assets	182	(3,416)	(1,550)	(5,811)	(5,850)	−	−	(0.7)
Adjusted EBITDA	66,188	56,690	91,421	195,375	267,391	16.8	(27.6)	(26.9)

Adjusted EBITDA margin (%)	53	50	54	52	55	3.0	(0.8)	(3.0)
(*) EBITDA Margin variations in percentage points.

15

Financial statements

Table 15 - Income statement - Consolidated

R$ million	3Q23	2Q23	3Q22	9M23	9M22
Sales revenues	124,828	113,840	170,076	377,736	482,677
Cost of sales	(58,513)	(56,159)	(83,240)	(180,429)	(225,214)
Gross profit	66,315	57,681	86,836	197,307	257,463
Selling expenses	(6,289)	(5,947)	(6,358)	(18,580)	(18,653)
General and administrative expenses	(1,927)	(1,921)	(1,752)	(5,703)	(4,900)
Exploration costs	(2,364)	(945)	(565)	(4,126)	(1,169)
Research and development expenses	(908)	(850)	(984)	(2,558)	(3,145)
Other taxes	(557)	(1,632)	(489)	(3,228)	(1,255)
Impairment (losses) reversals	(386)	(1,946)	(1,336)	(2,348)	(2,179)
Other income and expenses, net	(5,126)	(2,363)	(911)	(9,913)	8,349
	(17,557)	(15,604)	(12,395)	(46,456)	(22,952)
Operating income	48,758	42,077	74,441	150,851	234,511
Finance income	2,934	2,553	2,713	7,906	7,127
Finance expenses	(5,680)	(4,295)	(4,157)	(14,362)	(12,817)
Foreign exchange gains (losses) and inflation indexation charges	(7,014)	1,473	(6,529)	(6,773)	(15,057)
Net finance income (expense)	(9,760)	(269)	(7,973)	(13,229)	(20,747)
Results of equity-accounted investments	(1,212)	(106)	171	(1,137)	1,933
Income before income taxes	37,786	41,702	66,639	136,485	215,697
Income taxes	(11,026)	(12,766)	(20,403)	(42,482)	(70,194)
Net Income	26,760	28,936	46,236	94,003	145,503
Net income attributable to:
Shareholders of Petrobras	26,625	28,782	46,096	93,563	144,987
Non-controlling interests	135	154	140	440	516

16

Table 16 - Statement of financial position – Consolidated

ASSETS - R$ million	09.30.2023	12.31.2022
Current assets	147,311	163,052
Cash and cash equivalents	60,642	41,723
Marketable securities	6,505	14,470
Trade and other receivables, net	25,502	26,142
Inventories	39,510	45,804
Recoverable taxes	5,965	6,819
Assets classified as held for sale	295	18,823
Other current assets	8,892	9,271
Non-current assets	878,185	813,657
Long-term receivables	131,247	110,722
Trade and other receivables, net	7,795	12,729
Marketable securities	19,600	8,159
Judicial deposits	67,213	57,671
Deferred taxes	4,916	4,342
Other tax assets	21,269	19,715
Other non-current assets	10,454	8,106
Investments	6,879	8,172
Property, plant and equipment	725,456	679,182
Intangible assets	14,603	15,581
Total assets	1,025,496	976,709

LIABILITIES - R$ million	09.30.2023	12.31.2022
Current liabilities	154,571	163,731
Trade payables	23,383	28,507
Finance debt	21,935	18,656
Lease liability	33,204	28,994
Taxes payable	27,310	30,951
Dividends payable	21,694	21,762
Short-term employee benefits	12,641	11,555
Liabilities related to assets classified as held for sale	548	7,646
Other current liabilities	13,856	15,660
Non-current liabilities	483,435	448,593
Finance debt	125,603	137,630
Lease liability	124,709	95,423
Income taxes payable	1,484	1,578
Deferred taxes	50,932	35,220
Employee benefits	58,321	55,701
Provision for legal and administrative proceedings	16,850	15,703
Provision for decommissioning costs	96,166	97,048
Other non-current liabilities	9,370	10,290
Shareholders' equity	387,490	364,385
Share capital (net of share issuance costs)	205,432	205,432
Capital reserve and capital transactions	2,131	3,102
Profit reserves	146,422	128,562
Accumulated other comprehensive deficit	32,022	25,498
Non-controlling interests	1,483	1,791
Total liabilities and shareholders´ equity	1,025,496	976,709

17

Table 17 - Statement of cash flow – Consolidated

R$ million	3Q23	2Q23	3Q22	9M23	9M22
Cash flows from operating activities
Net income for the period	26,760	28,936	46,236	94,003	145,503
Adjustments for:
Pension and medical benefits - actuarial losses	1,922	1,924	1,605	5,770	4,815
Results of equity-accounted investments	1,212	106	(171)	1,137	(1,933)
Depreciation, depletion and amortization	16,955	16,082	17,143	48,223	50,743
Impairment of assets (reversals)	386	1,946	1,336	2,348	2,179
Inventory write down (write-back) to net realizable value	(48)	66	19	(26)	34
Allowance for credit loss on trade and other receivables	73	49	18	247	213
Exploratory expenditure write-offs	1,834	32	177	2,031	632
Gain on disposal/write-offs of assets	182	(3,416)	(1,550)	(5,811)	(5,850)
Foreign exchange, indexation and finance charges	9,674	1,106	9,698	14,157	23,876
Income taxes	11,026	12,766	20,403	42,482	70,194
Revision and unwinding of discount on the provision for decommissioning costs	1,069	1,143	675	3,314	2,172
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	18	−	−
Results from co-participation agreements in bid areas	(93)	1	50	(236)	(14,193)
Early termination and cash outflows revision of lease agreements	(509)	(445)	(826)	(1,822)	(2,848)
Losses with legal, administrative and arbitration proceedings, net	689	1,361	1,377	3,369	4,169
Decrease (Increase) in assets
Trade and other receivables	(2,902)	3,794	3,576	3,038	3,823
Inventories	237	502	(3,007)	5,866	(13,259)
Judicial deposits	(1,544)	(1,888)	(2,392)	(5,525)	(6,760)
Other assets	(506)	801	(518)	865	(3,483)
Increase (Decrease) in liabilities
Trade payables	(3,509)	926	(1,048)	(5,050)	(2,140)
Other taxes payable	2,724	(3,729)	(7,609)	(2,134)	(12,679)
Pension and medical benefits	(1,132)	(1,348)	(945)	(3,405)	(9,666)
Provisions for legal proceedings	(711)	(667)	(412)	(1,822)	(1,292)
Other employee benefits	1,859	(1,273)	1,591	767	(184)
Provision for decommissioning costs	(1,266)	(859)	(861)	(2,980)	(2,285)
Other liabilities	(1,176)	(123)	(1,964)	(1,813)	915
Income taxes paid	(6,678)	(10,042)	(19,412)	(38,955)	(44,861)
Net cash provided by operating activities	56,528	47,751	63,207	158,038	187,835
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(15,540)	(14,389)	(10,225)	(42,521)	(30,946)
Acquisition of equity interests	(22)	(47)	(3)	(110)	(101)
Proceeds from disposal of assets - Divestment	504	7,875	2,872	18,025	19,927
Financial compensation from co-participation agreements	−	−	650	2,032	25,481
Investment in marketable securities	1,250	2,269	2,481	(1,319)	(8,055)
Dividends received	31	289	402	375	1,615
Net cash (used in) provided by investing activities	(13,777)	(4,003)	(3,823)	(23,518)	7,921
Cash flows from financing activities
Changes in non-controlling interest	(252)	128	334	(516)	241
Share repurchase program (*)	(975)	−	−	(975)	−
Financing and loans, net:
Proceeds from finance debt	5,942	52	11,677	6,257	13,322
Repayment of principal - finance debt	(4,913)	(3,660)	(12,215)	(12,467)	(39,255)
Repayment of interest - finance debt	(2,767)	(2,151)	(2,759)	(7,882)	(7,499)
Repayment of lease liability	(7,974)	(7,277)	(6,954)	(22,474)	(20,567)
Dividends paid to Shareholders of Petrobras	(23,803)	(30,595)	(111,046)	(76,201)	(173,075)
Dividends paid to non-controlling interests	−	(1)	(50)	(249)	(340)
Net cash used in financing activities	(34,742)	(43,504)	(121,013)	(114,507)	(227,173)
Effect of exchange rate changes on cash and cash equivalents	2,751	(2,639)	(69)	(1,094)	(3,415)
Net change in cash and cash equivalents	10,760	(2,395)	(61,698)	18,919	(34,832)
Cash and cash equivalents at the beginning of the period	49,882	52,277	85,348	41,723	58,482
Cash and cash equivalents at the end of the period	60,642	49,882	23,650	60,642	23,650
(*) It includes R$ 292 thousand of transaction costs on the repurchase of shares.

18

Financial information by business areas

Table 18 - Consolidated income by segment – 9M23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	242,174	349,130	41,337	1,270	(256,175)	377,736
Intersegments	238,935	5,383	11,827	30	(256,175)	−
Third parties	3,239	343,747	29,510	1,240	−	377,736
Cost of sales	(98,330)	(313,827)	(21,366)	(1,274)	254,368	(180,429)
Gross profit	143,844	35,303	19,971	(4)	(1,807)	197,307
Expenses	(9,036)	(15,673)	(12,275)	(9,472)	−	(46,456)
Selling expenses	(56)	(7,906)	(10,505)	(113)	−	(18,580)
General and administrative expenses	(195)	(1,215)	(263)	(4,030)	−	(5,703)
Exploration costs	(4,126)	−	−	−	−	(4,126)
Research and development expenses	(1,999)	(78)	(19)	(462)	−	(2,558)
Other taxes	(1,805)	(127)	(141)	(1,155)	−	(3,228)
Impairment (losses) reversals	(462)	(2,031)	−	145	−	(2,348)
Other income and expenses, net	(393)	(4,316)	(1,347)	(3,857)	−	(9,913)
Operating income (loss)	134,808	19,630	7,696	(9,476)	(1,807)	150,851
Net finance income (expense)	−	−	−	(13,229)	−	(13,229)
Results of equity-accounted investments	(148)	(1,131)	86	56	−	(1,137)
Income (loss) before income taxes	134,660	18,499	7,782	(22,649)	(1,807)	136,485
Income taxes	(45,835)	(6,674)	(2,617)	12,030	614	(42,482)
Net income (loss)	88,825	11,825	5,165	(10,619)	(1,193)	94,003
Net income (loss) attributable to:
Shareholders of Petrobras	88,842	11,825	4,886	(10,797)	(1,193)	93,563
Non-controlling interests	(17)	−	279	178	−	440

Table 19 - Consolidated income by segment – 9M22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	311,999	439,940	57,792	2,058	(329,112)	482,677
Intersegments	306,890	7,480	14,723	19	(329,112)	−
Third parties	5,109	432,460	43,069	2,039	−	482,677
Cost of sales	(119,389)	(383,669)	(40,798)	(2,089)	320,731	(225,214)
Gross profit	192,610	56,271	16,994	(31)	(8,381)	257,463
Expenses	9,765	(11,469)	(11,515)	(9,673)	(60)	(22,952)
Selling expenses	(65)	(6,712)	(11,590)	(226)	(60)	(18,653)
General and administrative expenses	(163)	(1,046)	(247)	(3,444)	−	(4,900)
Exploration costs	(1,169)	−	−	−	−	(1,169)
Research and development expenses	(2,676)	(31)	(24)	(414)	−	(3,145)
Other taxes	(240)	(76)	(177)	(762)	−	(1,255)
Impairment (losses) reversals	(642)	(1,535)	4	(6)	−	(2,179)
Other income and expenses, net	14,720	(2,069)	519	(4,821)	−	8,349
Operating income (loss)	202,375	44,802	5,479	(9,704)	(8,441)	234,511
Net finance income (expense)	−	−	−	(20,747)	−	(20,747)
Results of equity-accounted investments	776	823	354	(20)	−	1,933
Income (loss) before income taxes	203,151	45,625	5,833	(30,471)	(8,441)	215,697
Income taxes	(68,808)	(15,233)	(1,863)	12,840	2,870	(70,194)
Net income (loss)	134,343	30,392	3,970	(17,631)	(5,571)	145,503
Net income (loss) attributable to:
Shareholders of Petrobras	134,360	30,392	3,606	(17,800)	(5,571)	144,987
Non-controlling interests	(17)	−	364	169	−	516

19

Table 20 - Quarterly consolidated income by segment – 3Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	87,530	115,750	12,813	452	(91,717)	124,828
Intersegments	86,898	1,098	3,708	13	(91,717)	−
Third parties	632	114,652	9,105	439	−	124,828
Cost of sales	(34,911)	(104,515)	(5,694)	(445)	87,052	(58,513)
Gross profit	52,619	11,235	7,119	7	(4,665)	66,315
Expenses	(5,691)	(3,850)	(4,429)	(3,631)	44	(17,557)
Selling expenses	(1)	(2,606)	(3,727)	1	44	(6,289)
General and administrative expenses	(23)	(393)	(99)	(1,412)	−	(1,927)
Exploration costs	(2,364)	−	−	−	−	(2,364)
Research and development expenses	(729)	(9)	(9)	(161)	−	(908)
Other taxes	(81)	(51)	(51)	(374)	−	(557)
Impairment (losses) reversals	(384)	(2)	−	−	−	(386)
Other income and expenses, net	(2,109)	(789)	(543)	(1,685)	−	(5,126)
Operating income (loss)	46,928	7,385	2,690	(3,624)	(4,621)	48,758
Net finance income (expense)	−	−	−	(9,760)	−	(9,760)
Results of equity-accounted investments	(334)	(857)	(20)	(1)	−	(1,212)
Income (loss) before income taxes	46,594	6,528	2,670	(13,385)	(4,621)	37,786
Income taxes	(15,956)	(2,511)	(915)	6,785	1,571	(11,026)
Net income (loss)	30,638	4,017	1,755	(6,600)	(3,050)	26,760
Net income (loss) attributable to:
Shareholders of Petrobras	30,644	4,017	1,664	(6,650)	(3,050)	26,625
Non-controlling interests	(6)	−	91	50	−	135

Table 21 - Quarterly consolidated income by segment – 2Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	72,922	104,328	13,701	430	(77,541)	113,840
Intersegments	71,770	1,823	3,938	10	(77,541)	−
Third parties	1,152	102,505	9,763	420	−	113,840
Cost of sales	(30,276)	(95,709)	(8,051)	(431)	78,308	(56,159)
Gross profit	42,646	8,619	5,650	(1)	767	57,681
Expenses	(2,707)	(5,682)	(3,795)	(3,399)	(21)	(15,604)
Selling expenses	(20)	(2,525)	(3,388)	7	(21)	(5,947)
General and administrative expenses	(86)	(417)	(85)	(1,333)	−	(1,921)
Exploration costs	(945)	−	−	−	−	(945)
Research and development expenses	(625)	(59)	(3)	(163)	−	(850)
Other taxes	(1,634)	482	(44)	(436)	−	(1,632)
Impairment (losses) reversals	(148)	(1,943)	−	145	−	(1,946)
Other income and expenses, net	751	(1,220)	(275)	(1,619)	−	(2,363)
Operating income (loss)	39,939	2,937	1,855	(3,400)	746	42,077
Net finance income (expense)	−	−	−	(269)	−	(269)
Results of equity-accounted investments	92	(340)	83	59	−	(106)
Income (loss) before income taxes	40,031	2,597	1,938	(3,610)	746	41,702
Income taxes	(13,579)	(998)	(631)	2,695	(253)	(12,766)
Net income (loss)	26,452	1,599	1,307	(915)	493	28,936
Net income (loss) attributable to:
Shareholders of Petrobras	26,456	1,599	1,212	(978)	493	28,782
Non-controlling interests	(4)	−	95	63	−	154

20

Table 22 - Other income and expenses by segment – 9M23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(7,930)	(79)	(184)	(117)	−	(8,310)
Pension and medical benefits - retirees	−	−	−	(4,388)	−	(4,388)
Gains (losses) with legal, administrative and arbitration proceedings	(1,295)	(1,666)	(1)	(407)	−	(3,369)
Performance award program	(905)	(691)	(123)	(636)	−	(2,355)
Operating expenses with thermoelectric power plants	−	−	(671)	−	−	(671)
Profit sharing	(240)	(129)	(28)	(139)	−	(536)
Losses on decommissioning of returned/abandoned areas	(74)	−	−	−	−	(74)
Gains (losses) with Commodities Derivatives	−	(67)	(1)	(1)	−	(69)
Results from co-participation agreements in bid areas	236	−	−	−	−	236
Amounts recovered from Lava Jato investigation	−	−	−	512	−	512
Fines imposed on suppliers	693	106	14	76	−	889
Government grants	66	1	−	1,225	−	1,292
Early termination and changes to cash flow estimates of leases	1,369	469	(1)	(15)	−	1,822
Reimbursements from E&P partnership operations	2,153	−	−	−	−	2,153
Results on disposal/write-offs of assets	6,073	(53)	(265)	56	−	5,811
Others (*)	(539)	(2,207)	(87)	(23)	−	(2,856)
	(393)	(4,316)	(1,347)	(3,857)	−	(9,913)
(*) It includes, in 2023, expenses with compensation for the termination of a vessel charter agreement in the amount of R$ 1,654.

Table 23 - Other income and expenses by segment – 9M22

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(6,508)	(88)	(114)	(152)	−	(6,862)
Pension and medical benefits - retirees (*)	−	−	−	(4,083)	−	(4,083)
Gains (losses) with legal, administrative and arbitration proceedings	(1,980)	(948)	(302)	(939)	−	(4,169)
Performance award program	(838)	(438)	(101)	(684)	−	(2,061)
Operating expenses with thermoelectric power plants	−	−	(555)	−	−	(555)
Profit sharing	(220)	(130)	(25)	(155)	−	(530)
Losses on decommissioning of returned/abandoned areas	(147)	−	−	−	−	(147)
Gains (losses) with Commodities Derivatives	−	(627)	−	−	−	(627)
Results from co-participation agreements in bid areas (**)	14,193	−	−	−	−	14,193
Amounts recovered from Lava Jato investigation (***)	90	−	−	85	−	175
Fines imposed on suppliers	634	80	171	19	−	904
Government grants	18	−	−	1,593	−	1,611
Early termination and changes to cash flow estimates of leases	2,602	244	86	(84)	−	2,848
Reimbursements from E&P partnership operations	2,314	−	−	−	−	2,314
Results on disposal/write-offs of assets	4,458	534	839	19	−	5,850
Others	104	(696)	520	(440)	−	(512)
	14,720	(2,069)	519	(4,821)	−	8,349
(*) In 2022, it includes R$ 352 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) In 2022, it mainly refers to capital gains with the results of the co-participation agreements related to the transfer of rights surplus of Sépia and Atapu.
(***) Through December 31, 2022, the amount recovered of R$ 6,719 was recognized through collaboration and leniency agreements entered into with individuals and legal entities.

21

Table 24 - Other income and expenses by segment – 3Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,610)	(25)	(71)	(39)	−	(2,745)
Pension and medical benefits - retirees	−	−	−	(1,463)	−	(1,463)
Gains (losses) with legal, administrative and arbitration proceedings	(460)	(33)	(18)	(178)	−	(689)
Performance award program	(357)	(371)	(54)	(199)	−	(981)
Operating expenses with thermoelectric power plants	−	−	(239)	−	−	(239)
Profit sharing	(87)	(64)	(10)	(37)	−	(198)
Losses on decommissioning of returned/abandoned areas	(13)	−	−	−	−	(13)
Gains (losses) with Commodities Derivatives	−	(430)	−	(2)	−	(432)
Results from co-participation agreements in bid areas	93	−	−	−	−	93
Amounts recovered from Lava Jato investigation	−	−	−	29	−	29
Fines imposed on suppliers	256	43	4	35	−	338
Government grants	3	1	−	392	−	396
Early termination and changes to cash flow estimates of leases	435	76	1	(3)	−	509
Reimbursements from E&P partnership operations	730	−	−	−	−	730
Results on disposal/write-offs	(21)	93	(259)	5	−	(182)
Others	(78)	(79)	103	(225)	−	(279)
	(2,109)	(789)	(543)	(1,685)	−	(5,126)

Table 25 - Other income and expenses by segment – 2Q23

R$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(2,842)	(27)	(59)	(43)	−	(2,971)
Pension and medical benefits - retirees	−	−	−	(1,465)	−	(1,465)
Gains (losses) with legal, administrative and arbitration proceedings	(533)	(532)	(19)	(277)	−	(1,361)
Performance award program	(260)	(159)	(33)	(197)	−	(649)
Operating expenses with thermoelectric power plants	−	−	(220)	−	−	(220)
Profit sharing	(80)	(20)	(9)	(49)	−	(158)
Losses on decommissioning of returned/abandoned areas	(58)	−	−	−	−	(58)
Gains (losses) with Commodities Derivatives	−	(78)	35	(4)	−	(47)
Results from co-participation agreements in bid areas	(1)	−	−	−	−	(1)
Amounts recovered from Lava Jato investigation	−	−	−	20	−	20
Fines imposed on suppliers	243	41	10	33	−	327
Government grants	56	−	−	302	−	358
Early termination and changes to cash flow estimates of leases	495	(27)	(7)	(16)	−	445
Reimbursements from E&P partnership operations	588	−	−	−	−	588
Results on disposal/write-offs	3,457	(88)	33	14	−	3,416
Others	(314)	(330)	(6)	63	−	(587)
	751	(1,220)	(275)	(1,619)	−	(2,363)

22

Table 26 - Consolidated assets by segment – 09.30.2023

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	651,547	170,080	33,080	197,798	(27,009)	1,025,496

Current assets	10,894	56,719	2,179	104,528	(27,009)	147,311
Non-current assets	640,653	113,361	30,901	93,270	−	878,185
Long-term receivables	40,015	10,000	503	80,729	−	131,247
Investments	1,639	4,173	777	290	−	6,879
Property, plant and equipment	587,218	98,558	29,216	10,464	−	725,456
Operating assets	512,931	84,507	17,621	8,130	−	623,189
Assets under construction	74,287	14,051	11,595	2,334	−	102,267
Intangible assets	11,781	630	405	1,787	−	14,603

Table 27 - Consolidated assets by segment – 12.31.2022

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	606,994	179,652	39,574	177,953	(27,464)	976,709

Current assets	27,259	62,794	2,041	98,422	(27,464)	163,052
Non-current assets	579,735	116,858	37,533	79,531	−	813,657
Long-term receivables	33,140	9,450	492	67,640	−	110,722
Investments	1,976	5,098	905	193	−	8,172
Property, plant and equipment	531,550	101,728	35,747	10,157	−	679,182
Operating assets	480,481	87,925	25,085	8,267	−	601,758
Assets under construction	51,069	13,803	10,662	1,890	−	77,424
Intangible assets	13,069	582	389	1,541	−	15,581

23

Table 28 - Reconciliation of Adjusted EBITDA by segment – 9M23

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	88,825	11,825	5,165	(10,619)	(1,193)	94,003
Net finance income (expense)	−	−	−	13,229	−	13,229
Income taxes	45,835	6,674	2,617	(12,030)	(614)	42,482
Depreciation, depletion and amortization	36,932	8,940	1,930	421	−	48,223
EBITDA	171,592	27,439	9,712	(8,999)	(1,807)	197,937
Results in equity-accounted investments	148	1,131	(86)	(56)	−	1,137
Impairment of assets (reversals)	462	2,031	−	(145)	−	2,348
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(236)	−	−	−	−	(236)
Results on disposal/write-offs of assets	(6,073)	53	265	(56)	−	(5,811)
Adjusted EBITDA	165,893	30,654	9,891	(9,256)	(1,807)	195,375

Table 29 - Reconciliation of Adjusted EBITDA by segment – 9M22

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	134,343	30,392	3,970	(17,631)	(5,571)	145,503
Net finance income (expense)	−	−	−	20,747	−	20,747
Income taxes	68,808	15,233	1,863	(12,840)	(2,870)	70,194
Depreciation, depletion and amortization	40,077	8,682	1,710	274	−	50,743
EBITDA	243,228	54,307	7,543	(9,450)	(8,441)	287,187
Results in equity-accounted investments	(776)	(823)	(354)	20	−	(1,933)
Impairment of assets (reversals)	642	1,535	(4)	6	−	2,179
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	1	−	−	−	1
Results from co-participation agreements in bid areas	(14,193)	−	−	−	−	(14,193)
Results on disposal/write-offs of assets	(4,458)	(534)	(839)	(19)	−	(5,850)
Adjusted EBITDA	224,443	54,486	6,346	(9,443)	(8,441)	267,391

24

Table 30 - Reconciliation of Adjusted EBITDA by segment – 3Q23

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	30,638	4,017	1,755	(6,600)	(3,050)	26,760
Net finance income (expense)	−	−	−	9,760	−	9,760
Income taxes	15,956	2,511	915	(6,785)	(1,571)	11,026
Depreciation, depletion and amortization	13,111	3,069	642	133	−	16,955
EBITDA	59,705	9,597	3,312	(3,492)	(4,621)	64,501
Results in equity-accounted investments	334	857	20	1	−	1,212
Impairment of assets (reversals)	384	2	−	−	−	386
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	(93)	−	−	−	−	(93)
Results on disposal/write-offs of assets	21	(93)	259	(5)	−	182
Adjusted EBITDA	60,351	10,363	3,591	(3,496)	(4,621)	66,188

Table 31 - Reconciliation of Adjusted EBITDA by segment – 2Q23

R$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	26,452	1,599	1,307	(915)	493	28,936
Net finance income (expense)	−	−	−	269	−	269
Income taxes	13,579	998	631	(2,695)	253	12,766
Depreciation, depletion and amortization	12,319	2,972	645	146	−	16,082
EBITDA	52,350	5,569	2,583	(3,195)	746	58,053
Results in equity-accounted investments	(92)	340	(83)	(59)	−	106
Impairment of assets (reversals)	148	1,943	−	(145)	−	1,946
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results from co-participation agreements in bid areas	1	−	−	−	−	1
Results on disposal/write-offs of assets	(3,457)	88	(33)	(14)	−	(3,416)
Adjusted EBITDA	48,950	7,940	2,467	(3,413)	746	56,690

25

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA - Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

CAPEX – Capital Expenditure – investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow – Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases - An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes - An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases - An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow), presented in the consolidated cash flow statement.

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer